UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: May 23, 2013

I.             General Identifying Information

1.             Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐                                    Merger

☒                                  Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.             Name of fund:

UBS Municipal Money Market Series

3.             Securities and Exchange Commission File No.:

811-6173

4.             Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.             Address of Principal Executive Office (include No. & Street, City, State Zip Code):

1285 Avenue of the Americas, 12th Floor

New York, NY 10019-6028

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Stephen H. Bier

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

(212) 698-3889

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

UBS Global Asset Management (Americas) Inc.

1285 Avenue of the Americas, 12th Floor

New York, NY 10019-6028

(212) 821-3000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

UBS Financial Services Inc.

1200 Harbor Boulevard

Weehawken, NJ 07086

(201) 352-3000

UBS Global Asset Management (Americas) Inc.

1285 Avenue of the Americas, 12th Floor

New York, New York 10019-6028

(212) 821-3000

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

UBS Global Asset Management (US) Inc.

1285 Avenue of the Americas, 12th Floor

New York, New York 10019-6028

(212) 821-3000

13.          If the fund is a unit investment trust (“UIT”) provide:

(a)           Depositors’ name(s) and address(es):

Not Applicable.

(b)           Trustees’ name(s) and address(es):

Not Applicable.

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state (name, file no. and business address):

15.                               (a)           Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

October 12, 2011

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Amended and Restated Declaration of Trust allows a majority of the Trustees to terminate the Fund without a shareholder vote.

II.            Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)           If Yes, list the date(s) on which the fund made those distributions:

A distribution was made on November 22, 2011.

(b)           Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)           Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)           Liquidations only:

Were any distributions to shareholders made in kind?

☒	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

To effectuate the liquidation, the assets of UBS RMA New Jersey Municipal Money Fund (“RMA NJ”) were transferred to UBS RMA Tax-Free Fund Inc. (“RMA Tax-Free”) in exchange for shares of RMA Tax-Free being distributed to the holders of shares of RMA NJ as a liquidating distribution.  (Basically, investors who had been using RMA NJ as their sweep fund for certain investment accounts were switched over to another tax-free money market fund on the same operating platform.)  As both RMA NJ and RMA Tax-Free had the same investment advisor, this transaction was conducted pursuant to applicable SEC staff no-action positions.

17.          Closed-end funds only:

Not Applicable.

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.          Has the fund distributed all of its assets to the fund’s shareholders?

☐	Yes	☒	No

If No,

(a)           How many shareholders does the fund have as of the date this form is filed?

None. See Item 20.

(b)           Describe the relationship of each remaining shareholder to the fund:

Not Applicable.

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.          Assets and Liabilities

20.          Does the fund have any assets as of the date this form is filed?

☒	Yes	☐	No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund has retained $437 of cash.

(b)                                 Why has the fund retained the remaining assets?

The Fund has retained the cash to pay any remaining invoices of the Fund.

(c)                                  Will the remaining assets be invested in securities?

☐	Yes	☒	No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒	Yes	☐	No

If yes,

(a)                                 Describe the type and amount of each debt or other liability:

The Fund has miscellaneous liabilities totaling $437.

(b)           How does the fund intend to pay these outstanding debts or other liabilities?

The Fund will use the remaining cash on hand to settle these outstanding liabilities.

IV.          Information About Event(s) Leading to Request For Deregistration

22.          (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)            Legal expenses:          $65,886.76

(ii)           Accounting expenses:          $0

(iii)          Other expenses (list and identify separately):          $0

(iv)          Total expenses (sum of lines (i) - (iii) above):          $0

(b)           How were those expenses allocated?

Those expenses were allocated to UBS Global Asset Management (Americas) Inc.

(c)           Who paid those expenses?

As indicated above, UBS Global Asset Management (Americas) Inc. paid those expenses.

(d)           How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.          Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.          Mergers Only

Not applicable.

26.                               (a)                                 State the name of the fund surviving the Merger:

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of UBS Municipal Money Market Series, (ii) he is the Vice President and Assistant Secretary of UBS Municipal Money Market Series and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Keith A. Weller
Keith A. Weller